# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NN INC, CIK 0000918541
CUSIP: 629337106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,733,515; sole dispositive power 0; shared dispositive power 3,733,515; aggregate amount beneficially owned 3,733,515 (4.8% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 406,049; sole dispositive power 0; shared dispositive power 406,049; aggregate amount beneficially owned 406,049 (0.5% of the class)
- Legion Partners Special Opportunities, L.P. XI (CIK 0001768000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 858,283; sole dispositive power 0; shared dispositive power 858,283; aggregate amount beneficially owned 858,283 (1.1% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,997,847; sole dispositive power 0; shared dispositive power 4,997,847; aggregate amount beneficially owned 4,997,847 (6.4% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,997,847; sole dispositive power 0; shared dispositive power 4,997,847; aggregate amount beneficially owned 4,997,847 (6.4% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 4,998,147; sole dispositive power 0; shared dispositive power 4,998,147; aggregate amount beneficially owned 4,998,147 (6.4% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,998,147; sole dispositive power 0; shared dispositive power 4,998,147; aggregate amount beneficially owned 4,998,147 (6.4% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,998,147; sole dispositive power 0; shared dispositive power 4,998,147; aggregate amount beneficially owned 4,998,147 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NN INC
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 20, 2026, Raymond T. White resigned as a member of the board of directors of the Issuer, effective immediately.

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (07/22/2026)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (07/22/2026)
- Legion Partners Special Opportunities, L.P. XI: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (07/22/2026)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (07/22/2026)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (07/22/2026)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (07/22/2026)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (07/22/2026)
- White Raymond T.: /s/ Raymond White, Raymond White (07/22/2026)